Exhibit 99.1

NICE Wins Speech Technology Excellence Award for Interaction
Analytics from CUSTOMER Magazine for Sixth Time

NICE is recognized as a leading speech technology innovator that is helping organizations gain deeper insight into their interactions to improve the customer experience across channels

RA’ANANA, ISRAEL, September 2, 2014 – NICE Systems (NASDAQ: NICE) today announced that it is the recipient of a 2014 Speech Technology Excellence Award, presented by TMC CUSTOMER magazine, for its NICE Interaction Analytics solution.

NICE Interaction Analytics is a cross-channel analytics solution enabling companies to transform the valuable yet hidden information in customer interactions into business results. It helps prepare the workforce for handling customer interactions, shaping them in real time, and continuously improving future interactions.

NICE Interaction Analytics is powered by the NICE Engage Platform, NICE’s next generation capture platform which supports 100 percent real-time analytics at unrivaled scale, speed, and low cost of ownership. The platform delivers real-time insights to more agents, all in just a few seconds, enabling them to take immediate action. It also offers improved detection of keywords and phrases and better language models for enhanced insights.

The tenth-annual Speech Technology Excellence Award honors companies who have demonstrated innovation in speech technology solutions that improve the bottom line for their customers. These include, but are not limited to, speech and analytics engines, IVR and self-service solutions, headphones, and voice-activated applications and services.

Miki Migdal, President, NICE Enterprise Product Group
“We are honored to be recognized by CUSTOMER magazine for NICE Interaction Analytics. This award is a testament of our commitment to helping companies get closer to their customers to achieve their business objectives. With NICE Interaction Analytics, organizations can unveil valuable insight from their customer interactions in order to better understand customer needs and preferences and identify areas of improvement. Armed with this information, they can then act on these insights to improve processes, engage employees, and deliver an exceptional customer experience.”

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez + 972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Migdal, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.